March 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Cecilia Blye

Chief, Office of Global Security Risk

Re:                             Vitesse Semiconductor Corporation

Form 10-K for Fiscal Year Ended September 30, 2013

Filed December 5, 2013

File No.  1-31614

Ladies and Gentlemen:

Provided below are the responses of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”) to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2014.  In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response thereto.

General

1.                                      On page 13 of the 10-K, you indicate that in each of the past three fiscal years your top five OEM customers included either “Huawei” or “Huawei Technologies”.  Furthermore, you state that for the fiscal year 2011 Huawei Technologies accounted for approximately 10.9% of your product revenues.  We note recent negative publicity regarding Huawei Technologies’ operations in Iran, including articles and other documents that allege that Huawei Technologies assisted the Iranian regime in tracking opposition figures by installing tracking equipment for telecommunications providers in Iran.  Iran is designated by the Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please discuss for us the potential for your relationship with Huawei to have an adverse impact upon your reputation and share value in light of the negative publicity regarding the activities of Huawei Technologies.

The Company has not received any communications from investors, analysts, activists groups or others expressing concern regarding the Company’s business relationship with Huawei Technologies.  The Company is not aware of any adverse investor sentiment or divestment initiatives resulting from its business dealing with Huawei Technologies.  As indicated in response to Comment #2 below, the Company has not, to its knowledge, ever provided Huawei Technologies or any other customer any product customized for use in an end product exported to a U.S.-designated state sponsors of terrorism, and notifies Huawei and other customers that Vitesse products and services may not be resold, leased or otherwise transferred to a U.S.-designated state sponsors of terrorism.  For these reasons, the Company does not believe its long-standing business relationship with Huawei Technologies and its continued willingness to do business with that company has had or will have an adverse impact upon its reputation and share value.

U.S. Securities and Exchange Commission

March 3, 2014

2.                                      On pages 43, 47 and 78 of the 10-K, you disclose net revenue figures for the “EMEA” area, which includes Sudan and Syria.  We note that a 2013 news article states that your significant customer Huawei has a market presence in Sudan and Syria.  We note also that Alcatel-Lucent, another company you identify as a significant customer, discusses on page 40 of its 20-F filed March 13, 2013 its revenues attributable to Cuba, Sudan and Syria.  Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, or other direct or indirect arrangements.  Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

The Company has no known past, current, or anticipated contacts with Cuba, Sudan or Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, or other direct or indirect arrangements. The Company has not directly provided any services, products, information or technology to Cuba, Sudan or Syria, nor does it have or has it had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments. Further, the Company does not plan to make any such sales or purchases or engage in any such transactions in the future.

With respect to Huawei Technologies and Alcatel-Lucent, the products we sell to such customers are typically incorporated into larger telecommunications and data communications systems that are used by telecom providers and large enterprises. While we generally do not know the ultimate destination of our products sold to these customers, we confirm that we have not, to our knowledge, ever provided to Huawei Technologies, Alcatel-Lucent or any other customer any product customized for use in an end product exported to any party in Cuba, Sudan or Syria or any service with respect to any such product.  Furthermore, as part of its export compliance policy, the Company’s standard form terms and conditions of sale and software license agreement notify customers that U.S. export control laws and regulations are applicable to Vitesse products and services (including that Vitesse products and services may not be sold, leased or otherwise transferred to Cuba, Iran, North Korea, Sudan or Syria).

U.S. Securities and Exchange Commission

March 3, 2014

3.                                      Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As discussed in our response to Comment #2 above, the Company has no known past, current or anticipated contacts with, and we have no assets in, Cuba, Sudan or Syria. The Company has made no sales in, has shipped no products to, and has had no liabilities associated with Cuba, Sudan or Syria during the last three fiscal years and the subsequent interim period. To the Company’s knowledge, the Company has not provided any customer, including Huawei Technologies and Alcatel-Lucent, any service or product customized for use in any end product destined for any party in Cuba, Sudan or Syria. As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact on its reputation or share value arising from business activities in these countries.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (805) 914-2232 with any questions or comments regarding this letter.

Sincerely,

/s/ Martin S. McDermut

Martin S. McDermut
Chief Financial Officer